As filed with the Securities and Exchange Commission on December 21, 2007

Amendment No. 1 to

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARKWEST HYDROCARBON, INC.

(Name of the Issuer)

MARKWEST ENERGY PARTNERS, L.P.

MARKWEST HYDROCARBON, INC.

MARKWEST ENERGY GP, L.L.C.

John M. Fox

MWHC Holding, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

570762104
(CUSIP Number of Class of Securities)

Andrew L. Schroeder	C. Corwin Bromley	C. Corwin Bromley	John M. Fox
MarkWest Energy Partners, L.P.	MarkWest Hydrocarbon, Inc.	MarkWest Energy GP, L.L.C.	MWHC Holding, Inc.
1515 Arapahoe Street	1515 Arapahoe Street	1515 Arapahoe Street	155 Inverness Dr. West
Tower 2, Suite 700	Tower 2, Suite 700	Tower 2, Suite 700	Suite 330
Denver, Colorado 80202	Denver, Colorado 80202	Denver, Colorado 80202	Englewood, Colorado, 80112
(303) 925-9200	(303) 925-9200	(303) 925-9200	(303) 468-0094

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Michael J. Swidler	George A. Hagerty	Francis Wheeler
Vinson & Elkins L.L.P.	Hogan & Hartson LLP	Cooley Godward Kronish LLP
666 Fifth Avenue	One Tabor Center, Suite 1500	380 Interlocken Crescent
26th Floor	1200 Seventeenth Street	Suite 900
New York, New York 10103	Denver, Colorado 80202	Broomfield, Colorado 80021
(212) 237-0000	(303) 899-7300	(720) 566-4000

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$738,910,406	$22,685

*                                        Calculated solely for the purpose of determining the filing fee.  The filing fee was calculated based on the sum of (1) an aggregate cash payment of $240,525,840 for the proposed redemption of 12,026,292 shares of MarkWest Hydrocarbon, Inc.’s common stock, and (2) the proposed maximum aggregate offering price for 15,453,785 common units of MarkWest Energy Partners, L.P. to be issued in connection with the merger of $498,384,566 (the sum of (1) and (2), the “Transaction Valuation”).

**                             The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Transaction value by 0.00003070.

☒          Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)          Amount Previously Paid: $15,301

(2)          Form or Registration No.: Form S-4

(3)          Filing Party: MarkWest Energy Partners, L.P.

(4)          Date Filed: November 14, 2007

Introduction

                This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) MarkWest Hydrocarbon, Inc., a Delaware corporation (the “Corporation”) and the issuer of the common stock which is the subject of the Rule 13e-3 transaction, (ii) MarkWest Energy Partners, L.P., a Delaware limited partnership  (the “Partnership”), (iii) MarkWest Energy GP, L.L.C. (the “General Partner”), (iv) John M. Fox, and (v) MWHC Holding, Inc.  This Schedule relates to the Agreement and Plan of Redemption and Merger, dated as of September 5, 2007, by and among the Partnership, the Corporation and MWEP, L.L.C. (the “Redemption and Merger Agreement”).

                Concurrently with the filing of this Schedule, the Partnership is filing with the Securities and Exchange Commission a joint proxy statement and prospectus (the “Joint Proxy Statement/Prospectus”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and under Rule 145 and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”), relating to (i) the special meetings of unitholders of the Partnership and stockholders of the Corporation at which the unitholders of the Partnership and stockholders of the Corporation will consider and vote upon, among other things, a proposal to approve and adopt the Redemption and Merger Agreement and authorize the redemption and merger transaction and related actions contemplated thereby, and (ii) the issuance by the Partnership of common units representing limited partner interests in connection with the merger.  A copy of the Joint Proxy Statement/Prospectus is attached hereto as Exhibit (a)(3) and a copy of the Redemption and Merger Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus.  All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

                The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Joint Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Joint Proxy Statement/Prospectus, including all appendices thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference.  As of the date hereof, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion.  Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Joint Proxy Statement/Prospectus.

Item 1.    Summary Term Sheet.

Item 1001.

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated by reference pursuant to General Instruction F to Schedule 13E-3 “Questions and Answers about the Redemption and Merger” and “Summary”.

Item 2.    Subject Company Information.

Item 1002.

(a)                                  Name and Address.  The information regarding the parties’ names and addresses set forth under the caption “Important Note about This Joint Proxy Statement/Prospectus” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Securities.  The information set forth under the captions “Summary — Information about the Meetings and Voting,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)                                  Trading Market and Price.  The information set forth under the caption “Market Prices and Distribution/Dividend Information” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)                                 Dividends.  The information set forth under the caption “Market Prices and Distribution/Dividend Information” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)                                  Prior Public Offerings.  The information set forth under the captions “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)                                    Prior Stock Purchases.  The information set forth under the captions “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

John M. Fox purchased common stock of the Corporation during the past two years in the following amounts by quarter:

Quarter	Number of Shares	Range of Prices Paid and Average Purchase Price	Other Terms
Q1 2006	3,507 shares	$23/share	Acquired by John M. Fox through 401(k) plan
Q2 2007	5,091 shares	Range from $6.3305 to $10.5785 per share; Average price of $7.9782/share	Exercise of stock options

John M. Fox purchased no shares of common stock of the Corporation during quarters in the past two years not listed above.

Item 3.    Identity and Background of Filing Person.

Item 1003.

(a)                                  Name and Address.  The information regarding the filing persons and related persons pursuant to General Instruction C to Schedule 13E-3 set forth under the captions “Important Note about This Joint Proxy Statement/Prospectus,” “Directors and Officers of the General Partner Following the Redemption and Merger,” “Interests of Certain Persons in the Redemption and Merger,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.  The name, business address and telephone number of the General Partner are as follows:

MarkWest Energy GP, L.L.C.

1515 Arapahoe Street

Tower 2, Suite 700

Denver, Colorado 80202

(303) 925-9200

The name, business address and telephone number of John M. Fox are as follows:

John M. Fox

155 Inverness Dr. West, Suite 330

Englewood, CO  80112

(303) 468-0094

The name, business address and telephone number of MWHC Holding, Inc. are as follows:

MWHC Holding, Inc.

155 Inverness Dr. West, Suite 330

Englewood, CO  80112

(303) 468-0094

The board of directors of MWHC Holding, Inc. consists of John M. Fox and Marcella F. Fox.  John M. Fox is the only executive officer of MWHC Holding, Inc.  The name and address of Marcella F. Fox are as follows:

Marcella Fox

155 Inverness Dr. West, Suite 330

Englewood, CO  80112

(b)                                 Business and Background of Entities.  The information set forth under the caption “The Merger Parties,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.  The General Partner is a Delaware limited liability company formed by the Corporation on January 24, 2002.  The General Partner was formed to serve as general partner of the Partnership and govern operations of the Partnership.  MWHC Holding, Inc., is a Colorado corporation.  The principal business of MWHC Holding, Inc., is to act as a holding company for 4,482,387 shares of Corporation common stock.  Unless stated otherwise herein or in documents incorporated by reference, none of the filing persons have been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)                                  Business and Background of Natural Persons.  The information set forth under the captions “The Merger Parties,” “Directors and Officers of the General Partner Following the Redemption and Merger,” “Interests of Certain Persons in the Redemption and Merger — Interests of the Corporation’s Directors and Executive Officers in the Redemption and Merger,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “— The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.  Marcella F. Fox is not currently employed and has not been employed during the past five years.  Unless stated otherwise herein or in documents incorporated by reference, all natural persons specified in General Instruction C to Schedule 13E-3 (i) are U.S. citizens, (ii) have not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and (iii) have not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.    Terms of the Transaction.

Item 1004.

(a)                                  Material Terms.  The information set forth under the captions “Information about the Meetings and Voting,” “The Proposed Redemption and Merger,” “The Redemption and Merger Agreement,” “Material Federal Income Tax Consequences of the Redemption and Merger,” “Federal Income Taxation of the Partnership and Its Unitholders” and “Comparison of the Partnership Unitholder Rights and the Corporation Stockholder Rights” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)                                  Different Terms.  The merger will dilute the ownership position of the current unitholders of the Partnership.  The information set forth under the captions “The Proposed Redemption and Merger,” “Risk Factors,” “The Redemption and Merger Agreement” and “Interests of Certain Persons in the Redemption and Merger” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)                                 Appraisal Rights.  The information set forth under the caption “The Proposed Redemption and Merger — Appraisal Rights” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)                                  Provisions for Unaffiliated Security Holders.  With respect to granting unaffiliated security holders access to the files of the Corporation or the Partnership, the information set forth under the caption “Where You Can Find More Information” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)                                    Eligibility for Listing or Trading.  The information set forth under the captions “The Proposed Redemption and Merger — Restrictions on Sales of Common Units Received in the Redemption and Merger” and “The Proposed Redemption and Merger — Listing of Common Units; Delisting and Deregistration of Common Stock of the Corporation” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Item 1005.

(a)                                  Transactions.  The information set forth under the captions “Summary — Relationship of the Parties,” “Special Factors — Background of the Redemption and Merger,” “The Merger Parties,” “The Proposed Redemption and Merger,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Significant Corporate Events.  The information set forth under the captions “The Proposed Redemption and Merger,” “Special Factors — Background of the Redemption and Merger,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)                                  Negotiations or Contacts.  The information set forth under the captions “The Proposed Redemption and Merger,” “Special Factors — Background of the Redemption and Merger,” “— Financial Projections Provided to the Partnership’s and the Corporation’s Financial Advisors,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)                                  Agreements Involving the Subject Company’s Securities.  The information set forth under the captions “The Proposed Redemption and Merger — Transactions Related to the Redemption and Merger,”  “The Proposed Redemption and Merger — General,” “Special Factors — Background of the Redemption and Merger,” “Interests of Certain Persons in the Redemption and Merger,” “The Proposed Redemption and Merger — Transactions Related to the Redemption and Merger,” “Annex E — Voting Agreement by and among MarkWest Energy Partners, L.P., John M. Fox and MWHC Holding, Inc.,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Item 1006.

(b)                                 Use of Securities Acquired.  The information set forth under the captions “The Proposed Redemption and Merger” and “The Redemption and Merger Agreement” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)(1)-(8)              Plans.  The information set forth under the captions “The Proposed Redemption and Merger,” “The Redemption and Merger Agreement,” “Special Factors — Purpose and Reasons for the Redemption and Merger for the Corporation and Plans for the Corporation after the Redemption and Merger” and “Special Factors — Effects of the Redemption and Merger” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7.    Purposes, Alternatives, Reasons and Effects.

Item 1013.

(a)                                  Purposes of the Merger. The information set forth under the captions “The Proposed Redemption and Merger — General,” “Special Factors — Background of the Redemption and Merger,” “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “Special Factors —Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Purpose and Reasons for the Redemption and Merger for the Partnership,” and “Special Factors — Purpose and Reasons for the Redemption and Merger for the Corporation and Plans for the Corporation after the Redemption and Merger,” “Special Factors — Purpose and Reasons for the Redemption and Merger for Mr. Fox and MWHC Holding” and “Special Factors — Effects of the Redemption and Merger” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Alternatives. The information set forth under the captions “The Proposed Redemption and Merger,” “Special Factors — Background of the Redemption and Merger,” “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “Special Factors —Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Purpose and Reasons for the Redemption and Merger for the Partnership,” “Special Factors — Purpose and Reasons for the Redemption and Merger for the Corporation and Plans for the Corporation after the Redemption and Merger,” “Special Factors — Purpose and Reasons for the Redemption and Merger for Mr. Fox and MWHC Holding” and “Special Factors — Effects of the Redemption and Merger” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)                                  Reasons. The information set forth under the captions “The Proposed Redemption and Merger — Background of the Redemption and Merger,” “Special Factors — Background of the Redemption and Merger,” “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Purpose and Reasons for the Redemption and Merger for the Partnership,” “Special Factors — Purpose and Reasons for the Redemption and Merger for the Corporation and Plans for the Corporation after the Redemption and Merger,” “Special Factors — Purpose and Reasons for the Redemption and Merger for Mr. Fox and MWHC Holding” and “Special Factors — Effects of the Redemption and Merger” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)                                 Effects. The information set forth under the captions “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and

Merger,” “Special Factors —Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Effects of the Redemption and Merger,” “Special Factors — Financial Projections Provided to the Partnership’s and the Corporation’s Financial Advisors,” “Transaction and Merger-Related Costs,” “Material Federal Income Tax Consequences of the Redemption and Merger” and “Comparison of the Partnership Unitholder Rights and the Corporation Stockholder Rights” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8.    Fairness of the Transaction.

Item 1014.

(a)                                  Fairness.  The information set forth under the captions “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger” and “Special Factors — Position of the Partnership, the Corporation, Mr. Fox and MWHC Holding as to Fairness” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Factors Considered in Determining Fairness.  The information set forth under the captions “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger” and “Special Factors — Position of the Partnership, the Corporation, Mr. Fox and MWHC Holding as to Fairness” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)                                  Approval of Security Holders.  The information set forth under the caption “Information about the Meetings and Voting” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)                                 Unaffiliated Representative.  The information set forth under the captions “The Proposed Redemption and Merger,” “Special Factors — Background of the Redemption and Merger,” “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger” and “Special Factors —Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)                                  Approval of Directors.  The information set forth under the caption “Special Factors — Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger” of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f)                                    Other Offers.  Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

Item 1015.

(a)                                  Report, Opinion, or Appraisal.  The information set forth under the captions “Special Factors — Opinion of Lehman Brothers Inc.—Financial Advisor to the Conflicts Committee of the General Partner Board,” “—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated—Financial Advisor to the Deal Committee of the Corporation Board,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “— The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.  With respect to the opinion of Lehman Brothers Inc. (“Lehman”), the Conflicts

Committee of the General Partner board received the Lehman presentation dated September 4, 2007, and incorporated herein as Exhibit (c)(i).  With respect to the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill”), the Deal Committee of the Corporation board received the Merrill presentation dated September 5, 2007, and incorporated herein as Exhibit (c)(ii).

(b)                                 Preparer and Summary of the Report, Opinion, or Appraisal.  The information set forth under the captions “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger,” “Special Factors — Opinion of Lehman Brothers Inc.—Financial Advisor to the Conflicts Committee of the General Partner Board,” “Special Factors — Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated—Financial Advisor to the Deal Committee of the Corporation Board,” “Legal Matters,” “Experts,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus and in Annex F and Annex G to the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)                                  Availability of Documents. The information set forth under the caption “Where You Can Find More Information” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007.

(a)                                  Source of Funds. The information set forth under the captions “Special Factors — Background of the Redemption and Merger,” “The Redemption and Merger Agreement” and “The Proposed Redemption and Merger — Financing” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Conditions. The information set forth under the captions “Special Factors — Background of the Redemption and Merger,” “The Redemption and Merger Agreement” and “The Proposed Redemption and Merger — Financing” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)                                  Expenses. The information set forth under the captions “The Redemption and Merger Agreement — Termination Fees and Expenses,” “Transaction and Merger-Related Costs,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus and in Annex A to the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)                                 Borrowed Funds.  The information set forth under the caption “The Proposed Redemption and Merger — Financing” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11. Interest in Securities of the Subject Company.

Item 1008.

(a)                                  Securities Ownership. The information set forth under the captions “Interests of Certain Persons in the Redemption and Merger,” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Securities Transactions.  The information set forth under the caption “The Proposed Redemption and Merger — Transactions Related to the Redemption and Merger,” “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

Item 1012.

(d)                                 Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “—Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger,” “Interests of Certain Persons in the Redemption and Merger,” “The Proposed Redemption and Merger — Transactions Related to the Redemption and Merger,” “Information about the Meetings and Voting” and “Annex E — Voting Agreement by and among MarkWest Energy Partners, L.P., John M. Fox and MWHC Holding, Inc.” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)                                  Recommendations of Others. The information set forth under the captions “Special Factors — Recommendation of the General Partner Board and the Conflicts Committee and Their Reasons for the Redemption and Merger,” “—Recommendation of the Corporation Board and the Deal Committee and Their Reasons for the Redemption and Merger,” and “Information about the Meetings and Voting” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13. Financial Statements.

Item 1010.

(a)                                  Financial Information. The information set forth under the caption “Summary Historical and Unaudited Pro Forma Combined Financial and Operating Information” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.  More complete financial information can be obtained by reference to the information set forth under the captions “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus, which is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Pro Forma Information.  The information set forth under the caption “Summary Historical and Unaudited Pro Forma Combined Financial and Operating Information” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.  More complete financial information can be obtained by reference to the information set forth under the captions “Where You Can Find More Information — The Partnership Filings with the SEC” and “Where You Can Find More Information — The Corporation Filings with the SEC” of the Joint Proxy Statement/Prospectus, which is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009.

(a)                                  Solicitations or Recommendations.  The information set forth under the captions “Questions and Answers,” “Information about the Meetings and Voting,” and “Transaction and Merger-Related Costs,” of the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)                                 Employees and Corporate Assets.  The information set forth under the captions “Information about the Meetings and Voting,” “The Proposed Redemption and Merger” and “The Redemption and Merger Agreement” of the Joint Proxy Statement/Prospectus and in Annex A to the Joint Proxy Statement/Prospectus is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 15. Additional information.

Item 1011.

(b)           Other Material Information. None.

Item 16. Exhibits.

                                                Item 1016.

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Joint Letter to Unitholders and Stockholders from MarkWest Energy Partners, L.P., and MarkWest Hydrocarbon, Inc., incorporated by reference to the Joint Proxy Statement/Prospectus.

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of MarkWest Energy Partners, L.P. Unitholders, incorporated by reference to the Joint Proxy Statement/Prospectus.

(a)(2)(iii)	Preliminary copy of Notice of Special Meeting of Stockholders of MarkWest Hydrocarbon, Inc., incorporated by reference to the Joint Proxy Statement/Prospectus.

(a)(3)	Preliminary Joint Proxy Statement/Prospectus, incorporated by reference to Form S-4/A filed by MarkWest Energy Partners, L.P., on December 21, 2007.

(a)(4)	Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus.

(a)(5)	Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus, and Annexes thereto.

(b)	Not applicable.

(c)(i)	Presentation of Lehman Brothers Inc. to the Conflicts Committee of the General Partner board on September 4, 2007.

(c)(ii)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Deal Committee of the Corporation board on September 5, 2007.

(c)(iii)	Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus, and Annexes thereto.

(d)

Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus, and Annexes thereto, including the Agreement and Plan of Redemption and Merger and the Voting Agreement by and among MarkWest Energy Partners, L.P., John M. Fox and MWHC Holding, Inc.

(f)	Dissenter’s rights of appraisal are described in the preliminary Joint Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3).

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARKWEST ENERGY PARTNERS, L.P.,
a Delaware limited partnership

By:	/s/ Nancy K. Buese
Name:	Nancy K. Buese
Title:	Senior Vice President and Chief Financial Officer
Date:	December 21, 2007

MARKWEST HYDROCARBON, INC.,
a Delaware corporation

By:	/s/ Nancy K. Buese
Name:	Nancy K. Buese
Title:	Senior Vice President and Chief Financial Officer
Date:	December 21, 2007

MARKWEST ENERGY GP, L.L.C.,
a Delaware limited liability company

By:	/s/ Nancy K. Buese
Name:	Nancy K. Buese
Title:	Senior Vice President and Chief Financial Officer
Date:	December 21, 2007

MWHC HOLDING, INC.,
a Colorado corporation

By:	/s/ John M. Fox
Name:	John M. Fox
Title:	President
Date:	December 21, 2007

/s/ John M. Fox
John M. Fox
Date:	December 21, 2007

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Joint Letter to Unitholders and Stockholders from MarkWest Energy Partners, L.P., and MarkWest Hydrocarbon, Inc., incorporated by reference to the Joint Proxy Statement/Prospectus.

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of MarkWest Energy Partners, L.P. Unitholders, incorporated by reference to the Joint Proxy Statement/Prospectus.

(a)(2)(iii)	Preliminary copy of Notice of Special Meeting of Stockholders of MarkWest Hydrocarbon, Inc., incorporated by reference to the Joint Proxy Statement/Prospectus.

(a)(3)	Preliminary Joint Proxy Statement/Prospectus, incorporated by reference to Form S-4/A filed by MarkWest Energy Partners, L.P., on December 21, 2007.

(a)(4)	Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus.

(a)(5)	Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus, and Annexes thereto.

(b)	Not applicable.

(c)(i)*	Presentation of Lehman Brothers Inc. to the Conflicts Committee of the General Partner board on September 4, 2007.

(c)(ii)*	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Deal Committee of the Corporation board on September 5, 2007.

(c)(iii)	Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus, and Annexes thereto.

(d)

Refer to Exhibit (a)(3), preliminary Joint Proxy Statement/Prospectus, and Annexes thereto, including the Agreement and Plan of Redemption and Merger and the Voting Agreement by and among MarkWest Energy Partners, L.P., John M. Fox and MWHC Holding, Inc.

(f)	Dissenter’s rights of appraisal are described in the preliminary Joint Proxy Statement/Prospectus, which is filed herewith as Exhibit (a)(3).

(g)	Not applicable.

* Previously filed.